BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY
11225 NORTH COMMUNITY HOUSE ROAD
CHARLOTTE, NORTH CAROLINA 28277

BRIGHTHOUSE SECURITIES, LLC
11225 NORTH COMMUNITY HOUSE ROAD
CHARLOTTE, NORTH CAROLINA 28277

April 27, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4644
Attention: Sonny Oh and Sumeera Younis

RE: POST-EFFECTIVE AMENDMENTS TO THE REGISTRATION STATEMENTS ON FORM N-4 BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY
     BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B (FILE NO. 811-08306)
     1933 ACT REGISTRATION NOS. 333-96785, 333-96777 AND 033-74174
     -------------------------------------------------------------

Dear Mr. Oh and Ms. Younis:

Brighthouse Life Insurance Company of NY ("BLNY"), in its capacity as Depositor of Brighthouse Variable Annuity Account B (the "Separate Account"), has submitted certain post-effective amendments to Registration Statements on Form N-4, as listed on Appendix A hereto (collectively, the "Amendments"), to the Securities and Exchange Commission (the "Commission") via the Electronic Data
Gathering, Analysis and Retrieval system of the Commission.   The Amendments
have been filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"). Pursuant to Rule 461 under the Securities Act, BLNY, for itself and on behalf of the Separate Account and Brighthouse Securities, LLC the principal underwriter, respectfully requests that the Commission accelerate the effective date of each Amendment to April 30, 2018.

Please contact W. Thomas Conner of Vedder Price, P.C., counsel to the Registrants, at 212.407.7715 with any questions you may have concerning this request. In addition, please notify Mr. Conner when this request for acceleration has been granted.

Sincerely,

BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY
(Depositor)

BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B
(Registrant)


By:     /s/ Gregory E. Illson
        -----------------------------
Name:   Gregory E. Illson
Title:  Vice President

BRIGHTHOUSE SECURITIES, LLC


By:     /s/ D. Burt Arrington
        -------------------------------
Name:   D. Burt Arrington
Title:  Vice President


cc:     W. Thomas Conner, Shareholder, Vedder Price P.C.

Attachment:  Appendix A

                                   APPENDIX A

 SEPARATE ACCOUNT: BRIGHTHOUSE VARIABLE ANNUITY ACCOUNT B (FILE NO. 811-08306)

              DEPOSITOR: BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY


1933 ACT REGISTRATION NO.           CONTRACT NAME                       FORM TYPE                           ACCESSION NO.
333-96785                           Class L                             Form N-4                            0001193125-18-139547
                                                                        (Non-Great-Wested)

333-96785                           Class L - 4 Year                    Form N-4                            0001193125-18-139547
                                    (offered between November 22,       (Non-Great-Wested)
                                    2004 and October 7, 2011

333-96777                           Class XC                            Form N-4                            0001193125-18-139572
                                                                        (Great-Wested)

033-74174                           First COVA VA                       Form N-4                            0001193125-18-139587
                                                                        (Great-Wested)